Filed by InterMedia Outdoor Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934
Subject Company: Outdoor Channel Holdings, Inc.
Commission File No.: 000-17287

INTERMEDIA OUTDOOR HOLDINGS, INC. SUBMITS LETTER TO BOARD OF DIRECTORS OF OUTDOOR CHANNEL HOLDINGS, INC.

New York, New York — March 4, 2013— On March 3, 2013, InterMedia Partners VII, L.P. and InterMedia Outdoor Holdings, Inc. (“IMOH”) submitted a letter to the members of the board of directors of Outdoor Channel Holdings, Inc. (Nasdaq: OUTD), expressing their belief that the conditional proposal to acquire all of the outstanding common stock of OUTD submitted by Kroenke Sports & Entertainment, LLC cannot constitute a “Superior Proposal” (as defined in OUTD’s Merger Agreement, dated November 15, 2012, with IMOH and certain affiliated entities) relative to the IMOH cash and stock transaction.

A copy of the Letter is included below.

INTERMEDIA PARTNERS VII, L.P.
INTERMEDIA OUTDOOR HOLDINGS, INC.
1040  Avenue of the Americas
New York, NY 10019

March 3, 2013

Board of Directors
Outdoor Channel Holdings, Inc.
43445 Business Park Drive, Suite 103
Temecula, CA 92590

Dear Members of the Board of Directors:

We are aware of your determination to engage in discussions with Kroenke Sports & Entertainment, LLC (“KSE”) regarding their conditional proposal to acquire all of the outstanding common stock of Outdoor Channel Holdings, Inc. (“OUTD”) in an all-cash transaction at a price of $8.75 per share (the “KSE Proposal”).

Despite the Board’s determination that the KSE Proposal “would reasonably be expected to result in a Superior Proposal” (as defined in OUTD’s Merger Agreement, dated November 15, 2012, with InterMedia Outdoor Holdings, Inc. (“IMOH”) and certain affiliated entities (the “InterMedia Agreement”)), we are writing today to make unequivocally clear our position that the KSE Proposal cannot constitute a Superior Proposal relative to the IMOH cash and stock transaction.  Our transaction, which can be consummated in less than two weeks, provides OUTD stockholders with a more attractive and valuable combination of cash today and stock in a much larger and more valuable enterprise.

KSE’s proposal letter to OUTD asserted that the valuation in the fairness opinion delivered by Lazard Frères & Co LLC (“Lazard”) on November 15, 2012 in respect of our transaction supports their contention that the KSE Proposal is superior.  However, since the delivery of the fairness opinion on November 15, 2012, multiples for comparable companies have expanded meaningfully and therefore the Lazard fairness opinion no longer reflects the current value of the IMOH transaction.  Had the valuation of the stock portion of the IMOH transaction been refreshed for the impact of current multiples, we believe OUTD would have seen that the KSE Proposal lands at the bottom of the range of values for the pending transaction with IMOH.  Further, we believe that  the fairness opinion understated the value of synergies and when those synergies are allocated to each segment and afforded current market multiples, there is conservatively an incremental 30-40 cents per share of value.  Also, our significant ongoing work on the planned integration of the three merging companies has, in our view, yielded additional potential synergies of $2–$4 million.

Thus, utilizing current multiples, the allocation of synergies to the segment with respect to which they are applicable and the most recent estimates of achievable synergies, it is clear that the KSE Proposal falls below the bottom end of the range of the pending transaction with IMOH and is nearly $2.00 below the high end of the range.  Furthermore, the KSE Proposal deprives the OUTD stockholders of the significant equity upside which the combined integrated company can deliver in the future.

While we respect the Board’s obligation to fulfill its fiduciary duties to OUTD’s stockholders it should be mindful of its obligations under the InterMedia Agreement and our belief that the KSE Proposal did not and cannot constitute a “Superior Proposal.” We are confident that our business combination transaction delivers far greater value to OUTD’s stockholders today than the KSE Proposal.

Sincerely,

INTERMEDIA PARTNERS VII, L.P.

By:	/s/ Peter Kern
Name:	Peter Kern
Title:	Managing Partner

INTERMEDIA OUTDOOR HOLDINGS, INC.

By:	/s/ Peter Kern
Name:	Peter Kern
Title:	President

Safe Harbor Statement

Certain matters discussed in this news release, with the exception of historical matters, may be forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. You should understand that the following important factors, in addition to those risk factors disclosed in OUTD’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the Registration Statement on Form S-4 filed by IMOH with respect to the proposed transaction and in the documents which are incorporated by reference therein, could affect the future results of OUTD and IMOH after the consummation of the transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

—	failure of OUTD stockholders to adopt the merger agreement;

—	the risk that the businesses will not be integrated successfully;

—	the risk that synergies will not be realized;

—	the risk that the combined company following this transaction will not realize on its financing strategy;

—	litigation in respect of either company or the mergers; and

—	disruption from the mergers making it more difficult to maintain certain strategic relationships.

IMOH also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. IMOH undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving OUTD and IMOH. In connection with the proposed transaction, the Registration Statement on Form S-4, as amended (Registration No. 333-185106), filed by IMOH on November 21, 2012 with the SEC, that includes the proxy statement of OUTD and that also constitutes a prospectus of IMOH, was declared effective on February 11, 2013.

On February 12, 2013, OUTD commenced the mailing of the definitive proxy statement/prospectus with respect to the transaction to stockholders of OUTD. INVESTORS AND SECURITY HOLDERS OF OUTD ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS INCLUDED AND INCORPORATED THEREIN AND FILED WITH THE SEC

CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

 Investors and security holders of OUTD will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by OUTD through the web site maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed with the SEC can also be obtained on OUTD’s website at www.outdoorchannel.com or by directing a request to IMOH, Investor Relations, 1040 Avenue of the Americas, New York, NY 10019.

PARTICIPANTS IN SOLICITATION

OUTD, IMOH, IMOTSC and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from OUTD stockholders in respect of the proposed transaction under the rules of the SEC. A description of the interest of OUTD’s directors and executive officers in OUTD is set forth in the definitive proxy statement/prospectus and other documents included and incorporated by reference therein. You can find information about OUTD’s executive officers and directors in its annual report on Form 10-K filed with the SEC on March 9, 2012. Information about the directors and executive officers of IMOH and IMOTSC who may, under the rules of the SEC, be deemed participants in the solicitation of the OUTD stockholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents from OUTD and IMOH in the manner set forth above.